

MAKE:

Where unleashed potential, creativity, innovation, technology and hands-on-learning intersect

Highlights

$5M+ Revenue
Earned over the last 12 months

1. Making has democratized technology, leading to broader access, discovery, and mastery

2. Life-long learning through making and technology is a career demand for everyone's economic future

3	Making is increasingly a part of education systems, prominent in secondary schools and universities
4	Maker Faire is formative, enhancing our sense of connection, belonging and responsibility
5	Maker Faire is a gathering of tribes - connecting, exchanging ideas and knowledge across disciplines
6	The world needs makers who understand and balance technology, making sure technology serves us all
7	Acquiring know-how empowers makers to bend technology to their own goals
8	Maker Faire is trusted, global and successful with thousands of events and millions of attendees

Team



Dale Dougherty President

Dale Dougherty is widely regarded as a visionary leader in the maker community, whose efforts have helped democratize access to technology, foster creativity, and empower individuals to become active participants in shaping the future through making.

Make a meaningful, impactful and profitable investment in Maker Faire



FOR GENERATIONS TO COME

The world needs the ingenuity and creativity from the people we call makers. **Make:** was founded on the idea that everyone can be a maker. We are dedicated to growing the community of makers, promoting their innovative projects, and empowering everyone to participate in shaping our future.

WHY INVEST?

- **Own** a stake in a globally recognized company democratizing technology and advocating hands-on learning globally
- **Amplify** the impact of makers on society
- **Expand** and nurture a community where individuals can experiment, invent, and bring their ideas to life








APPRECIATION PERKS!!

Gifts for giving include special certificates, a special innovator's kit, and a custom *Make:* magazine cover.



Make: Edition
OXOCARD CONNECT

100PROJECTS! Xxxxx, Xxxxx, Xxxx, and Xxxxx!
Make:
SPECIAL EDITION 2024
XXXXXXXXXX!
AMAZING PROJECTS:

- Until March 21, 2025, all investors will receive a numbered certificate and special acknowledgment in the 20th anniversary edition of *Make:* magazine.
- The first 250 investors who contribute $1,000 or more will also receive a signed, numbered edition of Make:'s latest product, the Make: Oxocard Connect.
- For investments of $10,000 or more, we will create a personalized honorary cover of *Make:* magazine in digital format, featuring you or content of your choice.

THE STORY SO FAR

Flashback to 2005: **Make:**® magazine hit the newsstands and in 2006 inspired Maker Faire, bringing the pages of *Make:* to life by showcasing the projects and people behind them. Together this propelled the maker movement into mainstream culture. Today we see Maker Faires and makerspaces across the world in schools, universities, local government, neighborhoods, and inside large corporations. Ideas and projects prototyped and introduced at Maker Faires have turned into successful commercial ventures, disrupting traditional means of manufacturing and advancing innovation.



vol. 02
vol. 03
vol. 04
Make:
technology on your time
9 DIY MUSIC PROJECTS
Espresso Yourself Coffee Hacks
Photograph a Balloon Popping
Electric Cigar Box Guitar
AERIAL PHOTOGRAPHY NOW

Maker Faire
Meet the Makers
Earth Day Weekend
April 22–23
2006



O'REILLY
O'REILLY
make:
O'REILLY
makezine.com

SAN MATEO FAIRGROUNDS
Brought to you by MAKE magazine and O'Reilly Media, Inc.

“Making is fundamental to what it means to be human. We must make, create, and express ourselves to feel whole.”

—Dale Dougherty

THE GREATEST **SHOW & TELL** ON EARTH



Echoing the effervescent joy and spectacle of a 3-ring circus but with a twist, Maker Faire is a contagious celebration of culture, a carnival of ingenuity, and a glimpse of possibilities. It is poised to expand, igniting creativity and curiosity at the grassroots level across the world. Maker Faire is a vibrant, interactive experience that promotes sharing of skills, fosters collaboration, and builds a sense of community among participants.



18 years=
1,450
MAKER
FAIRES

7.6
MILLION
attendees

130K
participating
makers







THE STORIES & PROJECTS OF MAKERS

Make: magazine is a digest-sized collection of the coolest projects, stories, and skill builders. With a dedicated subscriber base, *Make:* is the go-to resource for DIY tech enthusiasts and often referred to as the bible for creators, tinkers, and doers.









42 PROJECTS! Arduino, Raspberry Pi, 3D Printing, Halloween!
Make:
GHOST IN A JAR:
Cosplay!
Awesome Articulated Masks
Design Your Own Character With Sophy Wong
Servo-Powered Blooming Dress
Pro Tips From Top Cosplayers
Weld 3D-Printed Armor
+
Homemade Vacuum Tubes
Easy Solar Eclipse Viewer
3D Print Metal
Sewing Squishy Sensors

31 PROJECTS! Spy Tech, Robots, Soldering & Wearables!
Make:
BAG TO THE FUTURE:
BOARDS GUIDE 2024
BEASTY BOARDS
Hello Nasty New Hardware!
Fresh Flagships: Arduino and Raspberry Pi
Super High-Power Boards for AI
Build a Pi Pico Mini Oscilloscope
Design Your Own Silicon Chip
Easy DIY Robot Kits
SPECIAL INSERT: 81 BOARDS COMPARED

21 PROJECTS! Arduino, LEDs, 3D Printing, Robots!
Make:
PIXEL PERFECT:
DIGITAL FABRICATION 2024
MULTICOLOR IS HOT!
NEW MULTI-MATERIAL 3D PRINTERS FROM BAMBU AND PRUSA
Filament Painting with HueForge
Best Slicer Software
10-Second Resin Prints with CAL
+
Maker Faire Bay Area: The Magic is Back
Craft a Cuddly Companion Robot
DIY Graffiti Projector
Giant LED Ouija Board
Canned Ham Antenna
3D Print Ceramics
Vinyl Cutter Skills

45 PROJECTS! Raspberry Pi, Arduino, 3D Printing, Wearables
Make:
CHAIN CHOMP LAMP:
RETRO TECH
NEW THRILLS FROM CLASSIC GAMES & GEAR
Game Boy Sound & Camera Mods
DIY Vinyl Records
Build a Retro Arcade
Hack a Vintage NABU Computer
Pi Pico PC Sound Card
+
Camera Lucida Drawing Aid
Bangin' Barista Coffee Scale
LoRa GPS Pet Tracker
Squishy Silicone Haptics
Instant Photo Booth Robot

19 YEARS OF HISTORY

95 PUBLISHED ISSUES

3.5K+ PUBLISHED PROJECTS



ORB-sessed





SPARKING YOUNG AND INQUISITIVE MINDS

As a pioneering voice for makerspaces in informal and formal education settings, we have championed the integration of hands-on learning experiences. The advantages of fostering a maker mindset from early childhood on are undeniable.





LEARNING NEVER STOPS

We have the ultimate tool library, a book list of 125 titles covering electronics, DIY technology, digital fabrication, technical manuals, education, and more. Kits complement our titles, inspiring accessible hands-on practice across important concepts. Our library of books and kits is a valuable and trusted resource in both formal and informal settings.

and trusted resource in both formal and informal settings.


Make: ELECTRONICS
THIRD EDITION
Charles Platt
Make: FUSION 360 FOR MAKERS
2ND EDITION
Design Your Own Digital Models for 3D Printing and CNC Fabrication
Make: CALCULUS
Build models to learn, visualize, and explore
Joan Horvath and Rich Cameron
Make: AI Robots
CREATE AMAZING ROBOTS WITH ARTIFICIAL INTELLIGENCE USING MICRO:BIT
Make: Robot Magic

Many titles are available in other languages including: Chinese, Czech, Dutch, Finnish, French, German, Italian, Japanese, Korean, Polish, Portuguese, Romanian, Russian, Serbian, Spanish, and Thai.

Kit/Book Combos


Make:
Making Simple ROBOTS
2nd Edition
KATHY CECERI


Make:
ARDUINO ELECTRONICS STARTER PACK
Learn How to Make Electronics That Interact with the Physical World
Maker Shed
Make:
Getting Started with ARDUINO
4th Edition
The Open Source Electronics Prototyping Platform







TOGETHER, WE MAKE

Our biggest supporters are makers, the very heart of this movement. Making transcends boundaries, opening up avenues for collaboration, fostering vibrant communities, and unleashing the boundless potential of creativity and innovation.

> **"The purest showcase of raw innovation, highlighting the latest in robotics, virtual reality, AI, drones and droids, mobile architecture, and climate management."** —*Linda Zavoral, Mercury News*

> **"What makes the Maker Faire so unique is that it presents technology in a hands-on way."** —*Tim Bajarin, TIME*

> **"***Make:* **seems to me to fit this perfect mold of teaching people that it is safe to learn new things.***"**
> —*Adam Savage*








Maker Faire **FALL/WINTER EVENTS** IN 2024
(including these and many more):

Maker Faire Hannover: Hannover, Germany August 17–18

Maker Faire Tulsa: Tulsa, OK August 24

Maker Faire Trieste: Trieste, Italy August 31–September 1

Maker Faire Schwedt-Uckermark: Schwedt/Oder, Germany September 7

Maker Faire Örebro: Örebro, Sweden September 7

Maker Faire Providence: Providence, RI September 7

Maker Faire České Budějovice: České Budějovice, Czech Republic September 14

Maker Faire Pardubice: Pardubice, Czech Republic September 14

Maker Faire Orange County: Irvine, CA September 14–15

Maker Faire Mladá Boleslav: Mladá Boleslav, Czech Republic September 21

Maker Faire Tokyo: Tokyo, Japan September 21–22

Maker Faire ITERA TEC: Monterrey, Mexico September 17–18

Maker Faire Liberec: Liberec, Czech Republic October 5

Maker Faire Coney Island: Coney Island, NY October 5–6

Maker Faire Sussex County: Lafayette, NJ October 5–6

Maker Faire Rocklin: Rocklin, CA October 12

Maker Faire Tashkent: Tashkent, Uzbekistan October 12–13

Maker Faire Vientiane: Vientiane, Laos October 12

Maker Faire CDMX: Mexico City, Mexico October 12–13

Maker Faire Seoul: Seoul, South Korea October 12–13

Maker Faire Bay Area: Mare Island, Vallejo, CA October 18–20

Maker Faire Lille: Lille, France October 18–20

Maker Faire Baton Rouge: Baton Rouge, LA October 19

Maker Faire Shanghai: Shanghai, China October 19–20

Maker Faire Brno: Brno, Czech Republic October 19–20

Maker Faire NoVa: Alexandria, VA October 20

Maker Faire Rome: Rome, Italy October 25–27

Maker Faire Louisville: Louisville, KY October 26

Maker Faire Milwaukee: Milwaukee, WI November 2–3

Maker Faire Shreveport-Bossier: Shreveport, LA November 8–9

Maker Faire Salzburg: Salzburg, Austria November 9

Maker Faire Orlando: Orlando, FL November 9–10

Maker Faire Olomouc: Olomouc, Czech Republic November 11

Maker Faire Pensacola: Pensacola, FL November 15–16

Maker Faire Rochester: Rochester, NY November 16

Maker Faire Yucatán: Merida, Yucatán, Mexico November 28

Maker faire Saskatoon: Saskatoon, Saskatchewan, Canada November 30

Maker Faire Taipei: Taipei, Taiwan November 30–December 1

Maker Faire Bilbao: Bilbao, Spain November

Maker Faire Shenzhen: Shenzhen, China November

Maker Faire Galicia: Santiago de Compostela, Galicia, Spain December 13

Maker Faire Beijing: Beijing, China December

Maker Faire Hyderabad: Hyderabad, India December



HACKERSPACES

COKE ZERO & MENTOS FOUNTAINS

ALTERNATIVE ENERGY VEHICLES

SOLAR
CIRCUITS
CRAFTS
SUSTAINABILITY
URBAN
FARMING
LED

ELECTRONICS

ROCKETS

SCIENCE & TECHNOLOGY

ROBOTS

GLASSWORKS
LETTERPRESS
BEEKEEPING
STEAMPOWERED
ANIMATRONICS
KINETIC ART
FABRICATION
BICYCLES

WEARABLE DEVICES

ENGINEERING
ART CARS
HANDS-ON
BIOLOGY
CERAMICS
GAMES
OPEN SOURCE
UPCYCLING
SOLDERING
STEAMPUNK
COMPOSTING
PERCUSSION
BATTERIES

LEGO
GADGETS
LASERS
DIGITAL SOUND
COMMUNITY
PHYSICS
COMPUTERS

MICROCONTROLLER
AERODYNAMICS
SEWING
PAPER CRAFTS
HOMEGROWN

DRONES
SCULPTURE
NASA
FELTING
MAGNETS
MUSIC

WORKSHOPS
PINBALL
MACHINES
BALLISTICS
FERMENTING
PEDAL POWER
INVENTION
CHEESEMAKING
DESIGN
EMBROIDERY
MECHANICS
PHOTOGRAPHY
FIRE ARTS
HAM RADIO
MAGNETS
INSTRUMENTS
MATHEMATICS

ARDUINO
WOODWORKING
GADGETS
ARTS
3D PRINTING
MAKER SHED

FOOD
TEXTILES
KITS
TESLA COILS
AND MUCH MORE!







OUR ACHIEVEMENTS

- Expanded Maker Faire globally, with over **145 faires in 2023**, representing 36% of our revenue

- Held a Maker Faire at the **White House during the Obama administration** and recognized by the President for our work

- Cultivated a **ROBUST RESOURCE LIBRARY**:

3K PROJECT VIDEOS

1.8M YOUTUBE SUBSCRIB-ERS

95 ISSUES OF MAKE: MAGAZINE

48K MAGAZINE DISTRIBU-TION PER ISSUE





125+
MAKE: BOOK TITLES

3.5K+
PROJECTS & TUTORIALS

900K
EMAIL LIST & 2K+ MEMBERS

- **Developed a comprehensive portfolio** of world-class brands, with Maker Faire:® and Make:® registered in over 20 individual countries plus the European Union.










THE BLUEPRINT AHEAD:
VISIONEERING THE FUTURE

We're inviting you to shape and share in the success of our future. Our goal is to advance the maker movement for generations to come.

- **Expanding our reach:** By 2028 we aim to increase the number of Maker Faires by 50%
- **Diversifying revenue:** Anticipating a transition to a 44% event-related revenue and 56% content-related revenue split by 2028
- **Sustainable profitability:** Projected to turn profitable in 2025 with a focus on maintaining healthy growth margins

50%+
GROWTH IN MAKER FAIRE EVENTS BY 2028

44%
OF REVENUE RELATED TO EVENTS BY 2028

36%
CUMULATIVE ANNUAL REVENUE GROWTH RATE THROUGH 2028

Future projections are not guaranteed.





HELP BUILD A BETTER TOMORROW:
YOUR RETURN

Your investment will grow in value as we grow. **Be a key part of our success story** as we empower the next generation of makers. Unlock new opportunities for all by joining us on this amazing journey with extraordinary innovators around the world.

Future projections and investment growth are not guaranteed.





WE REACH AN ENGAGED AND AUTHENTIC COMMUNITY

80% have a household income greater than $150,000

TOP INTERESTS: robotics, electronics, digital fabrication, craft & design

44% work in engineering/ software dev/ tech

63%+ spend 4–6 hours at Maker Faire

57% are between the ages of 35–54

60% participate in hands-on activities

78% attendees consider themselves

80% are inspired to make something after visiting







makers

Maker Faire

OUR PARTNERS IN MAKING



































DigiKey · NVIDIA · arm · Raspberry Pi

PARTICLE · MICROCHIP · DASSAULT SYSTEMES · HEISE

Xometry · WOODCRAFT (EST 1928) · LEROY MERLIN · LOS ANGELES PUBLIC LIBRARY

seeed · Epilog Laser · SHAPER · XTOOL · PRUSA RESEARCH by JOSEF PRUSA

THE MAKE: TEAM





Dale Dougherty Founder and President

Dale is widely regarded as a visionary leader who pioneered the maker community by forging DIY media and Maker Faire events around the globe. His passion and dedication opened a whole new world of inspiration and networking to propel individuals to become active participants in shaping their future through making.



Todd Sotkiewicz Vice President

Since 2014, Todd leads with a blend of constructive collaboration, forward-thinking vision, and inspirational leadership. His integrity and public-facing approach earn him the respect and admiration of his teams from *Wired*, *Lonely Planet*, and beyond.



Katie Kunde Director

Joining the first-ever Maker Faire, Katie brings both experience and zeal for orchestrating live events. Through media and events, she cares about developing meaningful relationships with consumers, brands, and partners to help support and grow the makers of tomorrow.



Gillian Mutti Director

In 2014 she joined the Maker Faire team, fostering maker communities worldwide. With expertise in events, marketing, and curation, Gillian's dedicated to empowering makers and inspiring creativity in all.



Keith Hammond Editor-in-Chief

Since joining Make: in 2007, Keith served as managing editor and DIY projects editor, before assuming his current leadership role at the magazine. Prior to Make:, Keith's work included time at *Mother Jones* and *The Nose* magazines.



Juliann Brown Creative Director

Juliann has extensive experience as a Creative Director and in graphic direction. In addition to 12 years with Make:, Juliann has worked with the *Official Xbox Magazine*, *TokyoPop*, and Saban Entertainment.



Downloads

 Five year model.pdf